SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of March, 2005.

Contents:

Enclosure 1. Press release re: Final Results, dated March 21, 2005.

Enclosure 1.

BioProgress PLC

21 March 2005

Press Release	21 March 2005

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Preliminary Results for the year ended 31 December 2004

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, today reports its Preliminary Results for the year ended 31 December 2004.

Highlights

•	Turnover of £2.5 million and gross profit of £0.8 million

•	Cash balances of £14.4 million at year end

•	Exclusive licensing agreement with FMC is progressing well

•	Wyeth option agreement executed

•	Successful litigation against Stanelco Optic Fibres

•	Launch of LOCUM strategy with Custom Pharmaceuticals deal

•	Successful NASDAQ listing of ADRs

Commenting on the Results, Graham Hind, Chief Executive Officer of BioProgress plc, said:

‘2004 was an exciting year for BioProgress with significant progress made in licensing three of our key technologies. The relationships with FMC, Wyeth and Perrigo are strong and the launch of our LOCUM strategy will enable us to expand our film production capabilities extremely cost effectively. 2005 will be the year when several of our dosage form technologies will become demonstrable, enabling full commercialisation. We ended 2004 with a very strong balance sheet and, since a significant proportion of the costs incurred last year are not expected to recur, I am confident that 2005 will see a much improved financial performance.’

- Ends -

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

Dan Farrow, Finance Director
danfarrow@bioprogress.com

UK Media enquiries:
Abchurch
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Chairman’s Statement

Introduction

BioProgress is pleased to report its Preliminary Results for the year ended 31 December 2004. During the year, the Company acquired certain assets of Aquafilm LLC in the USA, fulfilling the strategic requirement for a capability to manufacture film to cGMP standard in-house, and has since made good progress on refurbishing the facility in Tampa, Florida. We concluded major licensing deals for two of our XGEL(R) technologies and entered into an option agreement on a third. £5.0 million before expenses was raised through a convertible bond issue with an institutional investor, significantly strengthening the balance sheet.

The institutional investor has an option to subscribe for a further £5 million on the same terms during a two year period. We expanded our engineering design resources through Harro Hoefliger in Germany to accelerate the delivery of fully commercialised XGEL(R) technologies. Our agreement with Custom Pharmaceuticals is the first demonstration of our LOCUM strategy, and will lead to the establishment of an additional fully pharmaceutically approved (cGMP) film production facility in the UK later this year.

In July we were successful in our litigation against Stanelco Fibre Optics Limited (‘Stanelco’), winning both ownership of the controlling patent and being awarded breach of trust. However, this litigation has been extremely costly for the Company and had a significant adverse effect on 2004’s financial results. Nevertheless, the success of our action against Stanelco sends out a powerful message to the Company’s licensees that BioProgress is serious about defending its investments and to others that BioProgress will respond to challenges to its patents.

In October the Company listed on the NASDAQ market to raise its profile in the United States, the world’s largest market for its technology and where the majority of our current licensees and customers are based. This move will increase the Company’s international profile and provide future access to capital from institutions in the United States if necessary.

The Company has worked hard during the period to put in place the infrastructure which will provide the foundations for its future success. During the period a number of new patents were granted and new customer interest in our technology has continued to increase.

Financial review

For the year to 31 December 2004, the Company’s turnover was £2.5 million, producing a Gross Profit of £0.8 million. These results are not directly comparable with the Preliminary Results in 2003 which only covered the trading period from 22 May 2003 to 31 December 2003. Administrative expenses for the full year were £8.4 million after charging goodwill amortisation of £734,000 and unrealised foreign exchange losses (primarily on intercompany transactions) of £428,000. These expenses also included exceptionally high consultancy and legal costs of £1,555,000, particularly in relation to the litigation with Stanelco, which are not expected to continue into 2005 at the same level. The Pre-Tax Loss was £7.1 million and the loss per ordinary share was 6.3 pence.

Cash on the balance sheet was £14.4 million at the year end. Excluding exceptional items and not allowing for any revenues, the Company’s consolidated overheads in 2005 are expected to be approximately £3.5 million, rising to £5 million in 2006 as the LOCUM strategy is rolled out.

In October 2004, the Company raised £5.0 million before expenses via the issue to an institutional investor of convertible bonds with a 4.0 per cent coupon, due 2009. The bonds are convertible into fully paid ordinary shares at a conversion price of £1.52 at any time during the five year life of the bonds. Full conversion of the existing bonds would result in the issue of approximately 3.3 million new shares, equivalent to approximately 2.8% of the current issued share capital. The institutional investor has an option to subscribe for up to a further £5 million of convertible bonds on the same terms at anytime during the two years until September 2006.

The Company’s licensing business model for the commercialisation of several of its XGEL(R) dosage form technologies and its Ostomy product mean that the rate at which revenues are generated rely entirely upon the speed and commercial endeavours of its licensees. Major global companies tend to be cautious and methodical, wishing to ensure that the new products or technologies which they have licensed are thoroughly prepared for market in the early phases of the licensing agreements.

It is therefore difficult to accurately forecast the Company’s financial performance during the early and pre commercialisation phase of its licensed technologies. This is a challenge for the Company’s management but is offset by ensuring the company has a strong balance sheet with sufficient cash not only to underpin the companies financial security while revenues are uncertain but also to reassure its customers and licensees that it has the financial strength to survive during the period it is readying its technologies for commercialisation. This is an important issue for potential licensees as entering into a new technology licensing agreements involves the commitment of substantial resources by the licensee.

A strong cash position also enables the Company to delay licensing discussions for newer technologies like WAFERTABTM until a much later stage in their commercial development when they are demonstrable. This enables much higher value to be secured for shareholders from customers or licensees than was possible in the earlier stages of the Company’s development when it had fewer resources.

The Company will increasingly be able to control and forecast its revenue stream more accurately, and its financial performance will also stabilise as the XGEL (R) technologies become demonstrable and the Company can generate revenues by the sale of machines and film in markets and product fields outside of those it has already licensed and where licensees control the rate of revenue stream.

The revenue and profit contribution of BioTec Films has been lower than anticipated in 2004 and this will continue in 2005 as the market for simple relatively unsophisticated dissolve-in-the-mouth products has matured and become generic. There is more competition as these products do not require pharmaceutical standard manufacturing facilities and margins in this sector have been eroded.

The BioTec Film acquisition was strategically important to provide a film manufacturing facility quickly to meet the obligations the Company had to its customers and licensees to be able to demonstrate it had an in-house film manufacturing capability. The Company is continuing to develop in-the-mouth dissolving OTC and prescription medicine products which offer much higher margins and where the Company has significant formulation expertise and the protection of intellectual property.

The outlook for the Company remains positive and your Board will continue to focus on the commercialisation of the core technologies and their delivery to the growing customer base.

Finally, I would like to thank my co-directors and our loyal employees in both the United Kingdom and North America for their continued dedication and support during what has been an exciting and successful period.

PETER GLYNN-JONES

Chairman

21 March 2005

CHIEF EXECUTIVE’S REVIEW

2004 was the first full year on the Alternative Investment Market (‘AIM’). Our first strategic objective in moving to AIM was to ensure the Company was well funded going forward. This objective has been achieved and the Company ended its first full financial year in a strong position, with cash of £14.4 million and access to a further £5 million if the institutional investor exercises the option to draw down more of the convertible bond.

The legal mechanism through which the Company moved from the OTC BB stock market to AIM also enabled a dual listing on the NASDAQ market without the administrative and cost burden of quarterly reporting in the USA. This was achieved in October 2004. The USA is the largest market in the world for our technologies and where the majority of our current licensees and customers are based. This move raises the Company’s profile internationally and provides us with easier access to US as well as UK capital if required. We are pleased that, in the last six months, average trading volumes of BioProgress ADRs in terms of equivalent ordinary shares were greater than companies such as Benetton, Fiat and Publicis Group.

2004 also saw good progress in the achievement of our second strategic objective which was to identify and enter into licensing agreements with global partners that could provide the global reach to help us accelerate the rate of commercialisation of our exciting XGEL(R) family of technologies. We have executed licensing agreements with FMC BioPolymer for our NROBETM technology, with Perrigo for our TABWRAPTM technology for a specific market sector, and we have entered into an option agreement with Wyeth for our SWOLLOTM technology.

The execution of these agreements highlighted our need to provide an early source of in-house film production to meet our obligations to both licensees and customers. The first stage was achieved by the acquisition of the assets of the Aquafilm business in Tampa, Florida. It was clear, however, that our licensees would require the comfort of more than one film location to ensure continuity of supply. The LOCUM film manufacturing strategy we announced in November enables us to expand our film production capabilities extremely cost effectively. The first of our ‘LOCUM’ partnerships with Custom Pharmaceuticals in Brighton UK is planned to be in full production by August 2005.

Our strategic alliance with Harro Hoefliger in Germany whom we appointed as the global builder and supplier of the XGEL(R) machines has progressed well with good progress being made on the design and build of the XGEL(R) technologies. The Company is building a strong long term relationship with Harro Hoefliger but there is also flexibility within this relationship. Harro Hoefliger is focused on the development of the NROBETM and SWOLLOTM technologies but the Company’s objective is to also to demonstrate both TABWRAPTM and the solid dosage form of the WAFERTABTM technology in 2005. BioProgress, in full consultation with Harro Hoefliger, will employ other appropriate external resources as necessary to achieve this. Harro Hoefliger remains the partner of choice to build, supply, commission and provide warranty and back-up support for the commercial versions of all BioProgress dosage form pharmaceutical machines.

The Ostomy project with BMS ConvaTec is progressing at a slower pace than originally anticipated due to a significant redesign of the product to incorporate some of the BMS patented technology from their latest generation of products. As a result, the programme of market research will now extend into 2005 but, due to confidentiality requirements, we are unable to say more at this time.

Discussions with Wyeth are proceeding positively but, once again due to confidentiality requirements, we are unable to disclose any further information at this time. Evaluation of Micap’s technology is continuing and the project with Cambridge University is progressing well. Acquiring the necessary Chinese regulatory approvals for the Sunkist vitamin strips has taken AXM Pharma longer than was anticipated, but these are now in place and deliveries to China from BioTec Films are expected to commence in the second quarter of 2005. The Colgate toothpaste product incorporating mini breath strips supplied by BioTec films continues to perform strongly in the US market.

Finally, the Company’s patent entitlement proceedings that were initiated against Stanelco Fibre Optics Limited, a subsidiary of Stanelco plc, in October 2003, were heard in July 2004 and BioProgress was granted ownership of the master patent and awarded breach of trust. These proceedings were expensive and non-recurring administrative and legal costs have impacted heavily on the 2004 results. Following disclosures from Stanelco, the process of calculating potential damages and preparation of the formal claim is now underway. BioProgress believes that proceedings should be concluded during 2005 but, due to the complexities involved and the options open to both parties, it is not possible now to give a precise date for these matters to be finally concluded. The business of BioProgress is based on Intellectual Property and we hope that the fact we have been prepared to undertake this action will firstly send a message to those who would challenge our intellectual property and secondly give comfort to our licensing partners.

Post Results events

Our previous Letter of Intent with Custom Pharmaceuticals became a firm agreement in February 2005, under which one of our film manufacturing lines is planned to be in production by August 2005 at their facility near Brighton, UK to full pharmaceutical standards. We anticipate making similar announcements under our LOCUM strategy in the future.

We also announced on 10 February 2005 that Callisto Consulting has been appointed to assist in developing Drug Master Files as part of regulatory testing and application procedures towards gaining US and European medicine licenses for a number of our technologies. Work on the development of a range of pharmaceutical film products containing active drugs has accelerated following the appointment of Callisto Consulting.

On 15 February 2005 we announced the appointment of Richard Trevillion and Tony Fabrizi as Non-Executive Directors and, on 7 March 2005, we announced the appointment of Dan Farrow as Finance Director. These changes reflect the fact that BioProgress has now moved into the commercialisation phase of its development. The new Directors bring extensive experience and skills in the healthcare and finance sectors, all of which will be very useful as we move forward.

On 3 March 2005 we announced that, in full consultation with Harro Hoefliger, we had engaged the services of Innomech Automation Solutions to build the first full scale TABWRAPTM machine which will be launched at the CPhl Worldwide and the International Control Services Expo exhibitions in Madrid in November 2005.

This is in line with our objective to apply maximum effort to bring the maximum number of XGEL(R) technologies to a demonstrable stage during 2005.

Outlook

In 2005 we plan to demonstrate several of our exciting technologies and begin to create the shareholder value the proposition has always promised. The outlook for the business continues to be extremely positive.

GRAHAM R M HIND

Chief Executive Officer

21 March 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004

				Period from 13 December 2002 to 31 December 2003
	Note	2004
		£’000		£’000
Turnover
Continuing operations		318		947
Acquisitions		2,190		—
		2,508		947

Cost of sales
Continuing operations		(3)
Acquisitions		(1,703)
		(1,706)		(56)

Gross profit		802		891
Administrative expenses
Continuing operations		(7,050)
Acquisitions		(1,340)
		(8,390)		(2,771)

Operating loss
Continuing operations		(6,735)
Acquisitions		(853)
		(7,588)		(1,880)

Exceptional item - profit on termination of operations		—		182

Net interest		457		26

Loss on ordinary activities before taxation		(7,131)		(1,672)

Tax on loss on ordinary activities		—		—

Loss for the year transferred from reserves		(7,131)		(1,672)

Loss per ordinary share

Basic	2	(6.3	)p	(3.4	)p

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2004

	Note	2004	2004	2003	2003
		£’000	£’000	£’000	£’000
Fixed assets
Intangible assets		13,953		11,294
Tangible assets		1,975		256
			15,928		11,550
Current assets
Stock		1,761		—
Debtors		1,972		1,022
Debtors - share issue proceeds		—		5,482
Cash at bank and in hand		14,447		1,872
		18,180		8,376
Creditors: amounts falling due within one year		(1,522)		(839)

Net current assets			16,658		7,537
Total assets less current liabilities			32,586		19,087
Creditors: amounts falling due after more than one year	3		(4,717)		—
Provision for liabilities and charges			(2,861)		—

			25,008		19,087

Capital and reserves Called up share capital	4		1,178		1,025
Share premium account			32,304		19,708
Profit and loss account			(8,713)		(1,646)
Other reserves			239		—
Shareholders’ funds	5		25,008		19,087

Equity shareholders’ funds			25,008		18,566
Non-equity shareholders’ funds			—		521
			25,008		19,087

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004	Period from 13 December 2002 to 31 December 2003

		£’000	£’000
Net cash outflow from operating activities	6	(7,806)	(3,449)
Returns on investments and servicing of finance
Interest received		506	31
Interest paid		(2)	(5)
Net cash inflow from returns on investments and servicing of finance		504	26
Taxation		(12)	(112)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(848)	(50)
Purchase of intangible fixed assets		—	(15)
Net cash outflow from capital expenditure and financial investment		(848)	(65)
Acquisitions and disposals
Purchase of unincorporated business		(1,901)	—
Purchase of subsidiary undertakings		—	(224)
Net overdraft from purchase of subsidiary undertakings		—	(445)
Cost of terminating operations		—	(11)
Net cash outflow from acquisitions and disposals		(1,901)	(680)
Financing
Issue of shares		18,621	6,152
Share issue costs		(455)	—
Receipts from convertible bond		5,000	—
Issue costs for convertible bond		(44)	—
Redemption of preference shares		(484)	—
Net cash inflow from financing		22,638	6,152
Increase in cash	7	12,575	1,872

NOTES FOR THE YEAR ENDED 31 DECEMBER 2004

1 ACCOUNTING POLICIES

BASIS OF PREPARATION

The principal accounting policies of the group are set out in the group’s 2003 annual report and financial statements. The policies have remained unchanged from the previous annual report apart from those detailed below that have been adopted to reflect transactions during the course of the year.

PURCHASED GOODWILL

Purchased goodwill, representing the excess of the fair value of the consideration given over the fair values of the identifiable net assets acquired is capitalised and is amortised on a straight line basis over an estimated useful economic life of 20 years.

FINANCIAL INSTRUMENTS

Convertible bonds are recorded at the proceeds received less issue costs.

WARRANTS

Warrants issued for services provided in connection with issuing convertible bonds are valued at the fair value of those services and are accounted for as issue costs. The issue costs are offset against the convertible bond proceeds and amortised over the convertible bonds period.

2 LOSS PER SHARE

	2004		Period from 13 December 2002 to 31 December 2003
	£’000		£’000
Basic loss per share
Loss for the financial period	(7,131)		(1,672)

	2004 Number Thousands		2003 Number Thousands
Weighted average number of ordinary shares in issue during the period	113,361		48,482
Basic loss per share	(6.3	)p	(3.4	)p

The convertible bond, share options and warrants in issue are anti-dilutive and therefore the basic loss per share and diluted loss per share are the same.

3 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2004	2003
	£’000	£’000
Convertible bond	4,717	—

The group raised £5 million via the issue of 4% unsecured convertible bonds due 2009. The bonds have been privately placed, subject to customary closing conditions, with a leading institutional investor. 3,500,000 warrants were issued to Collins Stewart on the 6 October 2004 for services provided in connection with the issue. The market price of the shares on the date of issue was £1.24. The services provided had a fair value of £239,000. For the first 1,000,000 the exercise price is £1.15, the next 1,000,000 at £1.265 and the remaining 1,500,000 at £1.38. These warrants expire on the fifth anniversary of the issue date 6 October 2009.

The bond can be converted into ordinary shares at any time during its term at the option of the bondholder at a conversion price of £1.52. The bondholder has the option to subscribe for an additional £5.0 million.

4 SHARE CAPITAL

	2004	2003
	£	£
Authorised 180,000,000 (2003: 150,000,000) ordinary shares of £0.01 each	1,800,000	1,500,000
80,000 convertible 4% preference shares of £0.005 each	—	400
90,000 4% preference shares of £0.005 each	—	450
	1,800,000	1,500,850
Allotted, called up and fully paid 117,797,637 (2003: 102,438,071) ordinary shares of £0.01 each	1,177,976	1,024,381
Nil (2003: 79,000) convertible 4% preference shares of £0.005 each	—	395
Nil (2003: 88,000) 4% preference shares of £0.005 each	—	440
	1,177,976	1,025,216

Preference shares

The company has redeemed all 167,000 of the outstanding convertible and non-convertible preference shares at a price of £2.90 per share (US $5.19). The total payment amounted to £484,207.

Allotments during the period

On the 5 March 2004 the company issued 10 million ordinary shares of £0.01 each at an issue price of £1.10 per share proceeds being £11 million less expenses.

On 1 April 2004 options were exercised in respect of 625,000 ordinary shares of £0.01 each at an issue price of £0.18 (US$0.35) per ordinary share, total proceeds were £121,528. Warrants were also exercised on that date in respect of 2,327,086 ordinary shares of £0.01 each at prices ranging from £0.55 (US$1.00) to £1.38 (US$2.50) per ordinary share, total proceeds were £1,379,790.

On 30 April 2004 options and warrants were exercised over 320,000 ordinary shares of £0.01 each, at issue prices between £0.18 (US$0.33) and £0.55 (US$1.00) per share, total proceeds were £91,644.

On 5 October 2004 options were exercised over 420,158 ordinary shares of £0.01 at issue prices ranging from £0.55 (US$1.00) to £1.38 (US$2.50) per share, total proceeds were £262,375.

On 18 October 2004 warrants were exercised over 225,949 ordinary shares of £0.01 at prices ranging from £0.55 (US$1.00) to £0.84 (US$1.50) per share, total proceeds were £200,184.

On 31 October 2004 options were exercised over 100,000 ordinary shares of £0.01 at an issue price of £0.84, total proceeds were £84,269.

On 16 November 2004 the company issued 341,373 ordinary shares of £0.01 at an issue price of £0.84 (US $ 1.59) in consideration for the transfer to the company of an equivalent number of shares of series C preferred stock in BioProgress Technology International Inc.

On 31 December 2004 options were exercised over 1,000,000 ordinary shares of £0.01 at an issue price of £0.26 (US $0.50). £261,575 is due to be received.

The share issues in the year have resulted in total proceeds to the company of £13,688,000. The difference between proceed received and the nominal value of shares issued amounting to £13,535,000 has been credited to the share premium account.

5 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2004	2003
	£’000	£’000
Loss for the period	(7,131)	(1,672)
Issue of shares	13,233	20,733
Redemption of preference shares	(484)	—
Warrants granted in the year	239	—
Exchange differences	64	26
	5,921	19,087
Shareholders’ funds at 1 January 2004	19,087	—
Shareholders’ funds at 31 December 2004	25,008	19,087

6 NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2004	Period from 13 December 2002 to 31 December 2003
	£’000	£’000
Operating loss	(7,588)	(1,880)
Depreciation and amortization	1,074	435
Increase in stocks	(1,512)	—
Increase in debtors	(688)	(370)
Increase/(decrease) in creditors	648	(1,970)
Exchange rate movements	260	336

Net cash outflow from operating activities	(7,806)	(3,449)

7 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2004	Period from 13 December 2002 to 31 December 2003
	£’000	£’000
Increase in cash in the period	12,575	1,872
Cash inflow from financing	(4,956)	—
Non-cash issue costs	239	—
Net funds at 1 January 2004	1,872	—
Net funds at 31 December 2004	9,730	1,872

8 ANALYSIS OF CHANGES IN NET FUNDS

	At 1 January 2004	Cash flow	Non-cash items	At 31 December 2004
	£’000	£’000	£’000	£’000
Cash at bank and in hand	1,872	12,575	—	14,447
Convertible bond	—	(4,956)	239	(4,717)
	1,872	7,619	239	9,730

Non-cash items represent warrants issued for services provided in relation to the issue of convertible bonds.

9 ACQUISITIONS

In March 2004, the company acquired part of the trade and assets of Aquafilm LLC(Aqua) for a total cost of £5.9 million (US $11 million) comprising £1.9 million (US $3.5 million) of cash, and an earn out of £4.0 million (US $7.5 million) based on the business’ acquired net earnings from 2004 until the additional £4.0 million (US $7.5 million) has been paid. The payments from the Company will match the net earnings of the business acquired on a dollar for dollar basis.

The operating results of the business acquired (now known as BioTec Films LLC) have been included in the consolidated financial statements from the date of the acquisition.

An earn-out provision of £2,861,000 has been made as the directors’ estimate of the probable liability. A further £1,139,000 of the contingent consideration has not been provided for.

The fair values of the assets acquired were as follows:

Purchased Assets

	Book value		Adjustment		Fair value
	US $’000	£’000	US $’000	£’000	US $’000	£’000
Plant and machinery	1,644	867	649	344	2,293	1,211
Stock (not independently valued)	730	385	(258)	(136)	472	249

						1,460
Goodwill						3,302
Fair value of consideration						4,762

The valuation shows the fair value of assets recorded in the opening balance sheet as at 1 April 2004 of BioTec Films LLC as determined by an independent appraisal firm, except for stock. The value of plant and machinery is based on estimated open market values. Stock has been valued at estimated net realizable values.

The purchased goodwill is being amortised over 20 years.

The results of the trade acquired in the year for the period prior to acquisition are not available as the trade formed part of a larger entity and cannot be separately identified.

10 PUBLICATION OF NON-STATUTORY ACCOUNTS

The consolidated profit and loss account, consolidated balance sheet and consolidated cash flow statement and associated notes for the year ended 31 December 2004 are unaudited and have been extracted from the group’s financial statements. These financial statements have not yet been delivered to the Registrar, nor have the auditors reported on them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: March 21, 2005	Elizabeth Edwards
Chief Financial Officer